Exhibit 99.5

NICE Wins 2022 Best Practices Award for WFM Product Leadership
in the Indian Market

Frost & Sullivan recognizes NICE’s Workforce Management suite, praising the company’s innovation and customer-focused growth strategy

Hoboken, N.J., May 17, 2022 – NICE (Nasdaq: NICE) today announced that it has received Frost & Sullivan’s 2022 Product Leadership Award for its strong overall performance in the Indian workforce management software industry. The award, one of Frost & Sullivan’s Best Practices Awards, recognizes the company delivering a product or solution of the highest quality, reliability and performance in its sector.

Frost & Sullivan evaluated NICE’s workforce management (WFM) software solutions, which include automation, customer experience and cloud services, for both product attributes and business impact. Their analysts noted that the NICE WFM suite of solutions combines cutting-edge artificial intelligence and cloud technology, promoting greater automation and efficiency. NICE was specifically praised for its innovation, flexibility, design, best-in-class consulting services and customer-focused growth strategy.

According to Frost & Sullivan, NICE “has crafted a solution where businesses continue meeting their service goals while helping the agent population, which drives down [a] contact center’s incredibly high attrition costs. NICE’s purpose-built solution suite sets it apart from its competitors....” Regarding the Indian market, the Product Leadership Award write-up noted a “growing pressure on contact centers in India to bring down operational costs” through effective workforce management solutions and praised NICE for maintaining “its Indian presence while meeting customer-specific needs.” Frost & Sullivan also noted that, “the company is well-positioned in the market, with an industry-leading product that provides tremendous value in high-demand sectors..”

“In 2021, Frost & Sullivan recognized NICE for its positioning, design, reliability, and quality, and remains impressed with the company’s continuing innovation and sustained leadership,” said Kristin Portela, Best Practices Research Analyst, Frost & Sullivan. “NICE is at the forefront of incorporating cutting-edge artificial intelligence (AI) capabilities into its solutions, enabling its customers to automate their scheduling processes, which helps increase contact center agent productivity. Moreover, NICE’s consultants have years of experience running contact centers and providing accurate guidance on how to leverage technology to help drive the customers’ business goals. Having the right technology with the right consulting team at a competitive price successfully retains and attracts new customers.”

The company’s product leadership in WFM is exemplified by the transformation of Firstsource Solutions Ltd., a global business process solutions provider based in India and NICE customer of ten years. Firstsource recently transitioned its workforce management operations to the cloud with NICE’s WFM suite, as part of its “Digital First, Digital Now” strategy. The shift to NICE’s cloud-hosted environment creates a long-term workforce management strategy for Firstsource, reducing costs, increasing efficiency and improving services as the company accelerates its digital transformation journey.

“Our WFM suite was designed to provide a high degree of accuracy for the business and agility for the agent. Accuracy to ensure the right number of agents are scheduled to provide exceptional service to customers and agility for maximum agent work/life balance,” said Darren Rushworth, President, NICE International. “We are pleased to be recognized by Frost & Sullivan as the leader in providing WFM solutions that meet the needs of the Indian market, and we see a great opportunity for growth in that region as more and more organizations seek the dynamic and responsive cloud environment for its WFM activities.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.